

February 1, 2022

Raouf Ghali
Chief Executive Officer
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

> **Re: Hill International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 16, 2021**
> **Item 2.02 Form 8-K Filed November 8, 2021**
> **Response dated January 10, 2022**
> **File No. 001-33961**

Dear Mr. Ghali:

We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

Item 2.02 Form 8-K Filed November 8, 2021

Exhibit 99.1, page 1

1.   We have reviewed your response to comment 2. If profit measures or other amounts are presented as a percentage of revenue here or in your Forms 10-K or 10-Q, they should be shown as a percentage of total revenue and not as a percentage of consulting fee revenue. In addition, your revenue discussions of dollar amounts should include total revenue and not consulting fee revenue in isolation.

　　　　You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services